# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Axe Compute Inc., CIK 0001446159
CUSIP: 74039M408
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 91 43RD STREET, SUITE 110, PITTSBURGH, Pennsylvania (PA), 15201
Date of event which requires filing of this statement: 12/07/2025
Filed by CIK 0002116919
Persons authorized to receive notices and communications: Kyle Okamoto, 6 China Lane, Setauket, New York (NY), 11733, 6464384333

## Reporting persons
- Okamoto Kyle Robert (CIK 0002116919): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 244,389; shared voting power 0; sole dispositive power 244,389; shared dispositive power 0; aggregate amount beneficially owned 244,389 (4.4% of the class)
- Okalina Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 244,389; shared voting power 0; sole dispositive power 244,389; shared dispositive power 0; aggregate amount beneficially owned 244,389 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Axe Compute Inc.
Address of issuer's principal executive offices: 91 43RD STREET, SUITE 110, PITTSBURGH, Pennsylvania (PA), 15201

## Item 2. Identity and Background
Name of person filing: Kyle Okamoto and Okalina Ventures LLC
Residence or business address: 6 China Lane, Setauket, New York 11733
Present principal occupation or employment: Kyle Okamoto: President, Axe Compute Inc., 91 43rd Street, Suite 110, Pittsburgh, Pennsylvania 15201. At the time of the events reported herein, Mr. Okamoto provided consulting services to Meta 1 Network Group Limited (d/b/a Aethir) through Okalina Ventures LLC as an independent contractor. Okalina Ventures LLC: private investment vehicle, 6 China Lane, Setauket, New York 11733.
Criminal convictions in the last five years: Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws during the last five years.
Citizenship: Kyle Okamoto: United States. Okalina Ventures LLC: organized under the laws of the State of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 29, 2025, Okalina Ventures LLC entered into a Securities Purchase Agreement with Predictive Oncology, Inc. pursuant to a private placement. Okalina Ventures LLC contributed 65,000,000 ATH tokens (Aethir's native cryptocurrency token) at a five-day volume-weighted average price of $0.59385 per token, representing an in-kind contribution value of $3,860,025, in exchange for pre-funded warrants to purchase 332,002 shares of Common Stock at a nominal exercise price of $0.01 per share. The Pre-Funded Warrants were issued on October 7, 2025. The ATH tokens were owned by Okalina Ventures LLC from its own funds and were not borrowed or obtained from any third party for the purpose of making this investment.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Pre-Funded Warrants were acquired by Okalina Ventures LLC as an investment in the Issuer, in connection with the Issuer's Crypto PIPE financing in which the Issuer raised approximately $343.5 million through the issuance of pre-funded warrants to multiple accredited investors in exchange for cash and cryptocurrency contributions. At the time of the acquisition and exercise of the Pre-Funded Warrants, the Reporting Persons were not officers, directors, or controlling shareholders of the Issuer. The Reporting Persons exercised the Pre-Funded Warrants on December 7, 2025 via cashless exercise, resulting in the issuance of 332,002 shares of Common Stock to Okalina Ventures LLC. The Reporting Persons subsequently sold an aggregate of 87,613 shares in open market transactions during December 2025 and January 2026.

The Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the transactions or changes enumerated in Items 4(a) through 4(j). The Reporting Persons may, from time to time, acquire or dispose of securities of the Issuer as they deem appropriate in light of their investment objectives and prevailing market conditions. The Reporting Persons note that as of April 1, 2026, Kyle Okamoto became President of Axe Compute Inc. and is therefore subject to the Issuer's insider trading policies, applicable securities laws, and Section 16 of the Securities Exchange Act of 1934 with respect to any future transactions in the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 244,389 shares of Common Stock, representing approximately 4.41% of the outstanding shares of Common Stock, based on 5,539,267 shares outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K. At the time of the triggering event (December 7, 2025), the Reporting Persons beneficially owned 332,002 shares, representing approximately 9.78% based on 3,393,516 shares outstanding as of November 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Kyle Okamoto and Okalina Ventures LLC each have sole voting power over 244,389 shares and sole dispositive power over 244,389 shares. Neither Reporting Person has shared voting power or shared dispositive power over any shares. No other person shares voting or dispositive power with respect to these shares.
Transactions in the class effected during the past sixty days:
Okalina Ventures LLC effected the following transactions:

1. December 7, 2025 - Exercise of Pre-Funded Warrant - 332,002 shares acquired via cashless exercise at nominal exercise price of $0.01 per share - delivered via DWAC through Fidelity Brokerage Services LLC, DTC No. 0226, on Nasdaq.

2. December 26, 2025 - Open market sale - 23,242 shares sold at weighted average price of $7.02 per share - Nasdaq (AGPU) through Fidelity Brokerage Services LLC.

3. January 2, 2026 - Open market sale - 100 shares sold at weighted average price of $7.22 per share - Nasdaq (AGPU) through Fidelity Brokerage Services LLC.

4. January 13, 2026 - Open market sale - 12,883 shares sold at weighted average price of $7.14 per share - Nasdaq (AGPU) through Fidelity Brokerage Services LLC.

5. January 14, 2026 - Open market sale - 3,439 shares sold at weighted average price of $7.35 per share - Nasdaq (AGPU) through Fidelity Brokerage Services LLC.

6. January 15, 2026 - Open market sale - 47,949 shares sold at weighted average price of $8.14 per share - Nasdaq (AGPU) through Fidelity Brokerage Services LLC.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
1. Securities Purchase Agreement dated September 29, 2025 between Predictive Oncology, Inc. and Okalina Ventures LLC, pursuant to which Okalina Ventures LLC acquired pre-funded warrants to purchase 332,002 shares of Common Stock in exchange for 65,000,000 ATH tokens (Exhibit 99.2).

2. Pre-Funded Common Stock Purchase Warrant dated October 7, 2025 issued by Predictive Oncology, Inc. to Okalina Ventures LLC, entitling the holder to purchase up to 332,002 shares of Common Stock at a nominal exercise price of USD 0.01 per share, exercised in full via cashless exercise on December 7, 2025 (Exhibit 99.3).

3. Registration Rights Agreement dated September 2025 between Predictive Oncology, Inc. and Okalina Ventures LLC, pursuant to which the Issuer agreed to register for resale the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (Exhibit 99.4).

4. Cryptocurrency Advisory Board Agreement dated October 7, 2025 between Predictive Oncology, Inc., Okalina Ventures LLC, and Kyle Okamoto, pursuant to which Mr. Okamoto serves as a member of the Issuer's Cryptocurrency Advisory Board for cash compensation of USD 4,166 per month. This agreement was in effect at the time of the warrant exercise and remains in effect as of the date of this filing (Exhibit 99.5).

Except as described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement (included herein)
Exhibit 99.2 - Securities Purchase Agreement signature pages, dated September 29, 2025
Exhibit 99.3 - Pre-Funded Common Stock Purchase Warrant, dated October 7, 2025
Exhibit 99.4 - Registration Rights Agreement signature pages, dated September 2025
Exhibit 99.5 - Cryptocurrency Advisory Board Agreement, dated October 7, 2025

## Signatures
- Okamoto Kyle Robert: Kyle Okamoto, Kyle Okamoto (04/16/2026)
- Okalina Ventures LLC: Kyle Okamoto, Kyle Okamoto / Owner (04/16/2026)